HUADI INTERNATIONAL GROUP CO., LTD.

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-057786598888

September 18, 2020

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edward M. Kelly
W. John Cash

Re:	Huadi International Group Co., Ltd.
Amendment 2 to Draft Registration Statement on Form F-1 Submitted April 10, 2020 CIK 0001791725

Ladies and Gentlemen:

We are in receipt of Staff’s comment letter dated April 20, 2020 regarding the above referenced Amendment 2 to Draft Registration Statement on Form F-1 (the “Amendment No. 2 to DRS”). As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Amendment 2 to Draft Registration Statement on Form F-1 submitted April 10, 2020

Coronavirus (COVID-19) Update, page 8

1.	We note your added disclosure on pages 8, 16, and 34 regarding the COVID-19 virus. In addition to disclosing what may, might, or could happen as a result of the pandemic, please also revise to discuss clearly what has happened and the effect on your operations and financial condition. For example, clarify your disclosure on page 34 that you "might" see a slowdown in revenue in your first and second quarters to specify whether, in fact, you have experienced such a slowdown and, if known, the magnitude. Also clarify your disclosures on pages 8 and 16 to clarify whether you have experienced a slowdown or suspension in production, for how long your facilities were closed, and whether your collections and customers have been affected.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have added disclosure about the actual impact COVID-19 has had on our operation and financial condition. (pg.9, 17, 38)

Management, page 59

2.	We note your response to prior comment 2. Please reconcile your deletions from pages 59 and II-5 that Huisen Wang is not a director with the continued disclosure on page 60 that he is a director. Please also reconcile Exhibit 10.5, which states Mr. Li will be chair of the nominating committee, with your disclosures on pages 59 and 61, which state that Mr. Li will be chair of the compensation committee.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have reconciled our disclosure that Mr. Huisen Wang is not a director. In addition, we clarify for the staff that Mr. Li is the chairperson of the compensation committee and reattach Exhibit 10.5.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Huadi International Group Co., Ltd.

By:	/s/ Huisen Wang
Name:	Huisen Wang
Title:	Chief Executive Officer